

December 6, 2013

Via E-mail
Aleksandrs Sviks
Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re:** **Marika Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 21, 2013**
> **File No. 333-190728**

Dear Mr. Sviks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. We note that you have updated your financials to provide September 30, 2013 results but you have not updated your related prospectus disclosures. For example, on page 4 you have presented Selected Financial Data as of June 30, 2013 instead of September 30, 2013. Please review your entire prospectus to ensure that it is updated and provides the most current information as of the most recent date practicable.

Exhibit 23.2

2. We note that your auditor consents to the use of the financial statements of Marika, Inc. as of September 30, 2013 and for the period from inception May 24, 2013 to September 30, 2013, to be included in and made part of any filing to be filed with the U.S. Securities and Exchange Commission. The auditor should consent to the use of the auditor's opinion as opposed to the financial statements. Please revise.

Please contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director